Filed by Centillium Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Centillium Communications, Inc.
Commission File No. 000-30649

Contact: Hassan Parsa Vice President, Business Development Centillium Communications, Inc. hparsa@centillium.com (510) 771-3624	Christina L. Carrabino CLC Communications, Inc. christina@clccommunication.com (415) 929-9307

THE THREE LEADING INDEPENDENT PROXY ADVISORY FIRMS
AGREE CENTILLIUM MERGER WITH TRANSWITCH IS IN THE BEST
INTEREST OF STOCKHOLDERS

Company Urges Shareholders to Vote Promptly

FREMONT, Calif., Oct. 13, 2008 — Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of highly innovative communications processing technology, today announced that the nation's leading independent proxy advisory firms, RiskMetrics, Glass Lewis & Co. and PROXY Governance, Inc., have concluded that the merger with TranSwitch Corporation (NASDAQ: TXCC) is in the best interest of Centillium stockholders and recommended that Centillium's stockholders vote for the transaction. The Special Meeting of stockholders to approve the merger is scheduled for Friday, Oct. 24, 2008 at 9:00 a.m. Pacific time at Centillium's headquarters at 255 Fourier Ave. in Fremont, CA. Stockholders of record as of the close of business on Aug. 25, 2008, will be entitled to vote at the special meeting.

In its report recommending the merger with TranSwitch, RiskMetrics concluded, "Based on our review of the terms of the transaction and the factors described above, in particular the reasonable premium and strategic process, we believe that the merger agreement warrants shareholder support."

Glass Lewis & Co noted that, "The board conducted an extensive strategic review and held discussions with multiple interested parties. The proposed consideration is financially fair relative to similar precedent transactions, the equity premium is significant, and shareholders will hold an interest in the enlarged company which has greater growth opportunities relative to Centillium on a stand-alone basis."

PROXY Governance concluded that, "shareholders would be best served by supporting this proposal" and in doing so recognized that "..the offer itself represented a significant premium to pre-announcement trading prices, the market responded strongly to the initial news of the deal, and no additional bidders have emerged in the three moths since the deal was announced."

"We are very pleased that all three leading independent proxy advisors endorse our proposed merger with TranSwitch," said Faraj Aalaei, co-founder and CEO of Centillium. "Their united front confirms our conviction that the merger offers the best value to Centillium stockholders and that all stockholders should vote FOR the merger."

If any stockholders have questions or need assistance in voting their shares, they are encouraged to call the company's proxy solicitor, MacKenzie Partners, at 800-322-2885.

Consummation of the proposed merger will require, among other conditions, the affirmative vote of a majority of Centillium shares outstanding. Assuming all other closing conditions are satisfied, the merger is expected to close soon after the required vote is obtained.

About Centillium Communications, Inc.

Centillium Communications, Inc. (NASDAQ: CTLM) delivers highly innovative communications processing technology for global systems vendors targeting service provider, enterprise and consumer markets. Centillium's high performance Systems-on-Chip (SoC) products power leading edge optical, Voice-over-Internet Protocol (VoIP), security and data systems requiring top quality, highly integrated, very low power processing solutions that help minimize the energy footprint of communications networks. With a long heritage of technology leadership and first-to-market product development, Centillium provides semiconductor solutions that keep customers and end users at the forefront of the communications evolution. Centillium is a global company with headquarters in Fremont, CA. Additional information is available atwww.centillium.com.

Important Information for Investors and Stockholders

TranSwitch has filed a SEC Registration Statement on Form S-4 (File No. 333-153148), as amended, and Centillium has mailed a definitive Proxy Statement/Prospectus to its stockholders concerning the proposed merger of Centillium with a subsidiary of TranSwitch. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders may obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements about the anticipated timing of the special meeting of Centillium stockholders, the anticipated timing of the completion of the proposed merger involving Centillium and TranSwitch, the value anticipated to be realized from the merger, and other statements that are not historical facts. Investors and other readers are cautioned that any forward-looking information is not a guarantee of future results and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties.  These include risks and uncertainties relating to: Centillium's and TranSwitch's potential inability to complete the merger because the conditions to the closing of the merger may not be satisfied; the possibility that the stockholder meeting will be postponed; and the risk that the closing will be otherwise delayed. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact each company's business and performance and the combined company's performance after the consummation of the merger. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Centillium Communications and the Centillium Logo are trademarks of Centillium Communications, Inc. in the United States and certain other countries.
All rights reserved.

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